UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number:  000-51625

China Linen Textile Industry, Ltd.
(Translation of registrant’s name into English)

Chengdong Street
Lanxi County, Heilongjiang Province 151500
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Departure of Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 10, 2010, the board of directors of China Linen Textile Industry, Ltd. (the “Company”) ratified the termination of its chief financial officer, Mr. Shaofeng Qi ("Mr. Qi"), which termination was a result of an agreement between the Company and Mr. Qi to terminate their employment relationship as of September 1, 2010.  On September 10, 2010, the board of directors of the Company ratified the appointment of Jodie Zheng Wehner (“Ms. Wehner”) to serve as the Company’s chief financial officer, which appointment was effective on September 1, 2010 (the “Effective Date”).  In connection with the termination of Mr. Qi, the Company and Mr. Qi entered into a severance agreement (the “Severance Agreement”) dated August 28, 2010.  In connection with the appointment of Ms. Wehner, the Company and Ms. Wehner entered into an employment agreement (the “Employment Agreement”) dated September 7, 2010.

The term of the Employment Agreement is for three years and will expire on August 31, 2013, which term will automatically extend for twelve-month periods unless either party provides thirty days’ written notice of termination of the Employment Agreement prior to the end of the initial term or any extension thereof.  Pursuant to the Employment Agreement, Ms. Wehner will receive an annual salary of RMB 850,000 ($125,000) payable in regular installments in accordance with the Company’s usual payroll practices.  Ms. Wehner will be eligible to participate in any bonus program approved by the Company’s board of directors for the benefit of its senior executives.  Pursuant to the Employment Agreement, Ms. Wehner will receive an aggregate of 210,000 restricted ordinary shares of the Company, par value $0.002 per share, that vest over a 3-year period in three installments of 70,000 shares, 70,000 shares and 70,000 shares, on the first anniversary of the Effective Date, the second anniversary of the Effective Date and the third anniversary of the Effective Date, respectively.  Ms. Wehner will also be reimbursed for business expenses incurred in connection with her service to the Company. The Company may terminate the employment of Ms. Wehner for cause (as defined in the Employment Agreement) with sixty days’ advance written notice, in which event Ms. Wehner will be entitled to receive only her base salary and authorized benefits through the date of termination. In the event that the Company terminates the employment of Ms. Wehner without cause (as defined in the Employment Agreement) following the delivery of a notice of termination to Ms. Wehner, or should Ms. Wehner decide to resign from her position for good reason (as defined in the Employment Agreement), Ms. Wehner will receive a lump sum payment of any earned but unpaid base salary through the date of termination and any unpaid bonus for any calendar year preceding the year in which the termination occurs. In addition, should Ms. Wehner be terminated without cause by the company or should she resign for good reason, Ms. Wehner shall receive an additional year of base salary as set forth in the Employment Agreement; except that, in the case of her termination without cause by the Company, Ms. Wehner would only be entitled to receive such additional salary in the event that she executes a release in such form as may be required by the Company.  The Employment Agreement also contains covenants regarding non-competition, non-solicitation and confidentiality.

Ms. Jodie Zheng Wehner, 37, joins the Company with over 10 years of business and financial experience in both China and the US. During early 2010, Ms. Wehner was a portfolio manager at Gerken Capital Associates, an emerging markets hedge fund, where she oversaw the company’s Greater China fund. During 2008, she served as a senior equity analyst at Global Hunter Securities and was responsible for equity research on Chinese companies. From 2005 to 2007, Ms. Wehner was an equity analyst at CIBC Oppenheimer.  Ms. Wehner graduated from the Medical School of Peking University with a bachelor’s degree in 1993 and earned her MBA degree from the University of Chicago Booth School of Business in 2002.

Pursuant to the terms of the Severance Agreement, Mr. Qi will receive his pre-tax salary for the month of September 2010. Mr. Qi will also receive 30,000 restricted ordinary shares of the Company, par value $0.002 per share, within one month following the closing of a private placement transaction.  Mr. Qi will act as an advisor to the company with respect to its future private financing, listing on a national securities exchange and public offering activities.

Exhibits

4.1           Employment Agreement of Jodie Zheng Wehner
4.2           Severance Agreement of Shaofeng Qi

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Linen Textile Industry, Ltd.

By:	/s/ Gao Ren
Name: Gao Ren
Title: Chief Executive Officer and Chairman

Dated: September 10, 2010